Exhibit 99.1

ObsEva appoints Clive Bertram as Chief Commercial Officer

GENEVA, Switzerland and BOSTON, MA – May 6, 2021 – ObsEva SA (NASDAQ: OBSV) (SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today announced the appointment of Clive Bertram as Chief Commercial Officer and member of ObsEva’s Executive Committee, effective May 10, 2021. Wim Souverijns has served as Chief Commercial Officer of ObsEva since November 2018 and will leave the Company on June 30, 2021 to pursue a new opportunity. He will work to ensure a smooth transition with Clive Bertram.

“We are delighted to welcome Clive to the executive team, especially at such an exciting time for the Company,” said Brian O’Callaghan, Chief Executive Officer of ObsEva. “Clive has a demonstrated track record of leadership and I am confident he will play a key role in further strengthening our relationships with investors and potential partners as we become a commercial company and prepare for the launch of Yselty in Europe, as well as the filing of a new drug application in the U.S. for the treatment of heavy menstrual bleeding and pain associated with uterine fibroids in pre-menopausal women. On behalf of the Board of Directors and Executive team, I would also like to thank Wim Souverijns for his leadership and contributions to the Company during his two plus year tenure at ObsEva.”

Clive Bertram joins ObsEva with nearly 30 years of experience in commercialization, strategic, corporate and business development in the pharmaceutical industry. Most recently, he served as Chief Commercial Officer at Petra Pharma and Sangart. Clive also served as an independent consultant leading client thinking for strategic and marketing planning insight as well as launch excellence and implementation. Prior to his Chief Commercial Officer roles, Clive held senior management positions at Pharmion Limited, Chiron Biopharmaceuticals, Celltech and Eli Lilly. He holds a Bachelor of Science in Pharmacology & Chemistry from the University of Sheffield and will operate out of the UK.

“I am excited to be joining as Chief Commercial Officer at such an important time for the Company, as we prepare for the launch of its lead product, Yselty, for uterine fibroids, in Europe and subsequently the U.S., and plan for future commercialization. I look forward to working with the team on this exciting journey,” said Clive Bertram.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe,” “expect,” “may,” “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of and commercialization plans for ObsEva’s product candidates, regulatory and development milestones, including the potential timing of regulatory submissions to the EMA and FDA, the timing of and ObsEva’s ability to obtain and maintain regulatory approvals for its product candidates and the results of interactions with regulatory authorities. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials, clinical development and related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, the impact of the novel coronavirus outbreak, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (SEC) on March 5, 2021 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Joyce Allaire

jallaire@lifesciadvisors.com

+1 (617)-435-6602